 <DOCUMENT>
<TYPE>EX-
<SEQUENCE>2
<FILENAME>whiteknightagreement
<DESCRIPTION>AGREEMENT
<TEXT>

White Knight SST, Inc.

LOGO

December 22, 2003

Mr Alex Edwards
Chief Executive Officer
Save On Energy, Inc.

Dear Mr. Edwards:

The following outline details the major components of our plan to reorganize SOEI into a bona fide company commercializing the technology. Accordingly, the following Agreement represents an understanding between the signatories hereto.

1. The following items will require the preparation of certain legal documents. Counsel will be selected by unanimous agreement of the Board of Directors. In addition to this Agreement, we envision a need for (i) a cancellation of the 360 license; (ii) evaluation of foreign license; (iii) new Davis Family Trust - SOEI license.

2. White Knight commits to provide up to $250,000 for operational purposes as well as for professional fees.

3. The 360 license rights relating to the Davis technology shall be assigned back to SOEI with an acknowledgement that Escape Velocity has invested between $750,000 - $1,000,000 (this number will be verified by SOEI's auditors) and may take such investment as shares of SOEI common stock. Our goal is to not add to the SOEI debt.

Except as it may impact negotiating a new foreign license, the Preferred A and B, at present, would be left unaltered.

4. White Knight (John Stanton and Mark Clancy) shall be appointed as members of the Save On Energy Board of Directors. The public filings indicate Messrs. Ricky Davis and Muzzaini are the only current Members of the Board.

5. John Stanton shall be named Chairman of the Board.

6. Mark Clancy shall also be named interim Chief Executive Officer. Mark shall appoint Peter Calvert as Chief Operating Officer.

7. Mr. Ricky Davis shall remain as the Chief Financial Officer.

8. Alex Edwards shall resign as the Chief Executive Officer of Save On Energy.

9. The Letters of Intent executed between 360 and the two potential acquisition companies will be assigned to EFTI.

10. Frank is to respond to patent questions and secure the final electronic patents. These and existing patents will now fall under the new license agreement.

11. Peter Calvert will be contact Bachman in Texas to negotiate an exclusive sales contract with minimal performance criteria (sufficient to get the company into the black). This is part and parcel of our "first sales" operating strategy.

12. Frank Sanchez and Paul Gagnon will be terminated.

13. White Knight shall work with Peter Calvert and Frank Davis and develop a minimal budget for the months of January through March. This budget will be revised in March to account for first quarter activities.

14. White Knight shall take all steps necessary to cause the SOEI regulatory filings to be brought up to date and current.

15. Fees paid to the White Knight both shall be in the form of restricted common stock. For this project, White Knight shall be compensated with an issuance equal to 5% of the total shares issued and outstanding after the plan is installed.

16. The signatories hereunder acknowledge that Save On Energy and White Knight SST are both publicly traded companies. As such, the contents of this correspondence must be maintained in strict confidence. Upon proper execution of this Agreement, White Knight SST shall circulate a press announcement for approval prior to release.

Should the foregoing meet with the approval of the persons indicated below, please sign and return to our offices via facsimile at (813)-314-2153. Should any signatory below have any questions, please contact White Knight President Mark Clancy at (813)-624-5515. Time is of the essence and we would encourage all participants to indicate their preference as soon as practical. Upon receipt of the executed signatures below, White Knight and Frank Davis shall immediately hold a conference telephone call with attorneys to prepare the appropriate documentation.

Proposal Issued By White Knight SST, Inc.

/s/ MARK CLANCY
by its President Mark Clancy

Proposal Accepted:

On behalf of 360 Energy                                                                 On behalf of Save On Energy, Inc.

/s/ ALEXANDER EDWARDS III                                                       /s/ ALEXANDER EDWARDS III
by its Chief Executive Officer Alex Edwards                                      by its Chief Executive Officer Alex Edwards

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